UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE GOLD TO TRADE ON

THE TORONTO STOCK EXCHANGE

Vancouver, B.C., Friday, April 21, 2006 - Entrée Gold Inc. (TSX.V:ETG; AMEX:EGI – “Entrée”) is pleased to announce that its common shares will be listed for trading on the Toronto Stock Exchange (“TSX”), the senior equity trading market in Canada, effective at the opening of trading, Monday, April 24, 2006.

The Company will trade on the TSX under the same symbol “ETG”, and continue to trade on the American Stock Exchange (“AMEX”) under the symbol “EGI”.

“Graduating to the Toronto Stock Exchange marks another milestone in the development of Entrée,” said President and CEO, Greg Crowe. “The TSX offers a more liquid market, and greater national and international exposure, which should benefit our existing shareholders and help to attract new retail and institutional investors. We look forward to the benefits of this listing as we continue to develop our mineral projects in Mongolia.”

Entrée is debt-free, with 70,653,926 shares outstanding, and approximately CAD$24 million in cash.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian exploration company focused on the exploration for gold and copper. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border, and recently has acquired copper assets in western Mongolia.

Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds the 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings of Ivanhoe Mines Ltd.(“Ivanhoe”).

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US$20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

A drilling program by Ivanhoe in 2005 and early 2006 resulted in the definition of an inferred resource on the Copper Flats area of Entrée’s Lookout Hill property. The initial inferred resource (calculated using a 0.6% copper equivalent cut-off) is estimated at 190,160,000 tonnes, averaging 1.91% copper equivalent, containing over 6.5 billion pounds of copper and 3.2 million ounces of gold (see Entrée’s news release of February 1, 2006).

The initial resource estimate is based upon the results of drilling on a corridor extending 625 metres along strike north of the joint Entrée – Ivanhoe property boundary. Drilling to 1,300 metres north of the border has intersected significant copper-gold mineralization that is interpreted to be the northern continuation of this rich copper-gold system. Exploration to trace this system further north, and drilling to upgrade the inferred resource, continue.

The Company is well funded, with approximately CDN$24 million in its treasury, to explore its wholly-owned projects in Mongolia. In addition, it continues to review new project opportunities globally.

Entrée is listed for trading on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.

(Registrant)

Date April 25, 2006

By:
/s/ Hamish Malkin

Hamish Malkin

Chief Financial Officer